File Number 082-02819

06014615

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

15 June 2006

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 22 2006
WASH. D.C.
190

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Holding(s) in Company'

Yours faithfully

SUPPL

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED
JUN 23 2006
THOMSON
FINANCIAL

Registered in England & Wales
Registration No. 2366619
Registered Office:

Announcement Body Information:

On 14 June 2006, Severn Trent Plc (the "Company") received notification under Part VI of the Companies Act 1985, that the shareholding of Barclays PLC in the Ordinary Shares of $65^{5/19}$p each of the Company had increased to 15,794,442 shares, representing 4.52% of the total issued share capital of that class.

www.severntrent.com